                                                                       EXHIBIT 1

                                                                                     [GRAPHIC]
[GRAPHIC]
Second Quarter
Report
2005
                                                  Producing a
                                                 Better Product
                                                     for a
                                                  Better Price

                            MAGNA INTERNATIONAL INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                      OF OPERATIONS AND FINANCIAL POSITION

    All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures and average dollar content per vehicle, which are in U.S. dollars, unless otherwise noted. When we use the terms "we", "us", "our" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

    This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months and six months ended
June 30, 2005, included in this press release, and the audited consolidated financial statements and MD&A for the year ended December 31, 2004, included in our 2004 Annual Report to Shareholders. The unaudited interim consolidated financial statements for the three months and six months ended June 30, 2005 and the audited consolidated financial statements for the year ended December 31, 2004 are both prepared in accordance with Canadian generally accepted accounting principles.

    This MD&A has been prepared as at August 9, 2005.

OVERVIEW

    We are the most diversified automotive supplier in the world. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles. Our products and services are sold to original equipment manufacturers ("OEMs") of cars and light trucks in North America, Europe, Asia and South America.

    In October 2004, we announced our intention to take each of our publicly traded subsidiaries private to further enhance our overall competitiveness. During the first quarter of 2005, we completed the privatization of Tesma International Inc. ("Tesma") and Decoma International Inc. ("Decoma") and during the second quarter of 2005 we completed the privatization of Intier
Automotive Inc. ("Intier"). The completion of these transactions has allowed management the opportunity to evaluate alternative operating structures that could further enhance our competitiveness. Currently, management has not yet completed the evaluation or implementation of these alternative operating structures. As a result, for the second quarter of 2005, our segmented information has been provided utilizing our former global systems groups, consistent with the first quarter of 2005. On April 4, 2005, we announced that Donald Walker and Siegfried Wolf had been appointed as co-Chief Executive Officers with primary responsibility for North America and Europe, respectively.

    In accordance with our Corporate Constitution, our Board of Directors declared a quarterly dividend with respect to our outstanding Class A Subordinate Voting Shares and Class B Shares for the fiscal quarter ended
June 30, 2005. The dividend of U.S. $0.38 per share is payable on September 15, 2005 to shareholders of record on August 31, 2005.

HIGHLIGHTS

    Compared to the second quarter of 2004, we continued to face significant challenges during the second quarter of 2005, including:

    - higher commodity prices;

    - comparatively lower production at General Motors ("GM") and Ford; and

    - increased price concessions.

    Despite these ongoing challenges, we reported solid results for the quarter. Our sales increased 15% or $745 million to $5.9 billion for the second quarter of 2005 compared to $5.1 billion for the second quarter of 2004, even though vehicle production volumes declined 1% in North America and 3% in Europe. Our operating income decreased 2% to $323 million and our diluted earnings per share increased 7% to $2.06.

    The second quarter of 2005 was successful in terms of new and replacement business awards, with over $1 billion awarded. In particular, we made significant progress with the Asian-based OEMs, with over $150 million of new and replacement business awarded. Also during the second quarter of 2005, we successfully launched the assembly of the Chrysler 300 at our Magna Steyr facility in Graz, Austria. We now assemble seven different vehicles in one of the world's most flexible vehicle assembly plants.

    The most significant issues that affected our results in the second quarter of 2005 included:

    - UNUSUAL ITEMS: During the second quarter of 2005, we recorded certain unusual items that affected our operating income and diluted earnings per share, including:

       - an $18 million ($0.16 per share) foreign currency gain on the repatriation of funds from Europe;

       - a $16 million ($0.09 per share) gain on disposal of a non-core seat component facility in North America; and

       - restructuring and impairment charges totalling $14 million ($0.12 per share) related substantially to three European facilities.

    - PRIVATIZATIONS: During the second quarter of 2005, we successfully completed the privatization of Intier. Total consideration paid for the Class A Shares of Intier not owned by us was approximately $202 million, which was satisfied by issuing approximately 2.3 million Magna Class A Subordinate Voting Shares and cash of approximately $50 million.

      Our operating results for the second quarter of 2005 were negatively impacted by $8 million due to the amortization of fair value increments (reflected in the preliminary purchase accounting) for the privatizations. Offsetting the additional amortization was a $27 million reduction in minority interest expense since no minority interest expense was recorded in the second quarter of 2005 as a result of the privatizations. Finally, our diluted earnings per share were negatively impacted as a result of the increase in the weighted average number of diluted shares outstanding due to the privatizations, including:

       - approximately 10.7 million Class A Subordinate Voting Shares issued to complete the privatizations;

       - approximately 1.1 million additional shares that are issuable as a result of assuming Decoma's obligation for it's 6.5% Convertible Subordinated Debentures; and

       - an increase in the number of options outstanding as a result of assuming the Tesma, Decoma and Intier stock options.

    - COMMODITY PRICES: During the quarter, we continued to pay more for raw materials, including purchased components, used in our production compared to the second quarter of 2004. Although steel prices have recently begun to decline following a period of significant price increases, and a significant portion of our steel, resins and other components are covered under customer resale programs or long-term contracts, increased commodity prices negatively impacted our results in the second quarter of 2005, as compared to the second quarter of 2004.

    - WEAK PRODUCTION ON KEY PLATFORMS: In the North American market, GM and Ford production volumes declined by 11% and 6%, respectively, even though North American vehicle production volumes declined by only 1% in the second quarter of 2005 compared to the second quarter of 2004. More importantly, production volumes on certain of our high content platforms experienced significant declines, including:

       - a 60% decline in Ford Freestar and Mercury Monterey volumes;

       - a 30% decline in Ford Explorer and Mercury Mountaineer volumes;

       - a 21% decline in Dodge Ram Pickup volumes;

       - an 11% decline in Ford Escape and Mazda Tribute volumes; and

       - a 6% decline in volumes for the GMT800 platform.

    - PRICING PRESSURES: Given the increasingly competitive nature of the automotive industry, we faced increased price concessions in the second quarter of 2005 as compared to the second quarter of 2004.

    - NEW FACILITIES: In the second quarter of 2005, we continued to invest in new and existing production facilities to support our continued growth, including: a new frame facility in Kentucky for the new Ford Explorer and F-Series Super Duty pickup trucks; a new fascia moulding and paint facility in Georgia to support the launch of the Mercedes M-Class and R-Class; and a new stamping facility in Sonora, Mexico to support the launch of the Ford Fusion, Mercury Milan and Lincoln Zephyr. Although we expect these programs to be profitable as they launch and ramp up, in the short term our operating profits are negatively affected by these investments as certain costs that we incur are not capitalized.

    - PLANT RATIONALIZATIONS: As discussed above, during the second quarter of 2005, we incurred certain restructuring costs and impairment charges. In connection with our recent privatizations and other industry issues, we are in the process of completing an assessment of our global operating capacity. As a result of this assessment, we are developing and implementing a facility rationalization strategy that includes plant consolidations and/or closures and the associated expenses have had, and will continue to have, an adverse effect on our 2005 profitability.

    - INCOME TAXES: During the second quarter of 2005, we realized a significant decrease in our effective income tax rate (excluding the unusual items above) compared to the second quarter of 2004, primarily as a result of a decrease in income tax rates in Austria and Mexico, an increase in utilization of losses not previously benefited and a reduction in losses not benefited. In addition to the lower income tax rates, we believe that our effective income tax rate will remain below historical levels as we expect to capitalize on income tax planning strategies that may become available as a result of the privatizations.

INDUSTRY TRENDS AND RISKS

    A number of trends have had a significant impact on the global automotive industry in recent years, including:

    - increased pressure by automobile manufacturers on automotive component suppliers to reduce their prices and bear additional costs;

    - globalization and consolidation of the automotive industry, including both automobile manufacturers and automotive component suppliers;

    - the evolving role of independent automotive component suppliers and their progression up the "value chain";

    - increased outsourcing and modularization of vehicle production;

    - increased engineering capabilities required in order to be awarded new business for more complex systems and modules;

    - increased prevalence of lower volume "niche" vehicles built off high-volume global vehicle platforms;

    - growth of Asian-based automobile manufacturers in North America and Europe;

    - volatility of commodity costs; and

    - growth of the automotive industry in China and other Asian countries.

    The following are some of the more significant risks that could affect our ability to achieve our desired results:

    - The global automotive industry is cyclical and consumer demand for automobiles is sensitive to changes in certain economic and political conditions, including interest rates, oil and energy prices and international conflicts (including acts of terrorism). As a result of these conditions, some of our customers are currently experiencing reduced consumer demand for their vehicles, as well as declining vehicle production volumes. A continued reduction in vehicle production volumes could have a material adverse effect on our profitability.

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    - Rising healthcare, pension and other post-employment benefit costs are having a significant adverse effect on the profitability and competitiveness of certain North American based automobile manufacturers. Increased raw material prices, including steel and resins, are also adversely affecting automobile manufacturers. Other economic conditions, such as increased gasoline prices, could further threaten sales of certain models, such as full-sized sport utility vehicles. All of these conditions, coupled with a decline in market share and overall production volumes, could threaten the financial condition of some of our customers. Through our normal supply relationship, we are exposed to credit risk with our customers and, in the event that our customers are unable to satisfy their financial obligations or seek protection from their creditors, as in the case of MG Rover, we may incur additional expenses as a result of such credit exposure, which could have a material adverse effect on our profitability.

    - Although we supply parts to most of the leading automobile manufacturers, a significant majority of our sales are to four automobile manufacturers. A decline in overall production volumes by these customers, such as in the case of GM and Ford in recent quarters, could have an adverse effect on our sales and profitability, particularly if we are unable to diversify our customer base. Moreover, while we supply parts for a wide variety of vehicles produced in North America and Europe, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market share among vehicles or the early termination, loss, renegotiation of the terms of, or delay in the implementation of any significant production contract could have an adverse effect on our sales and profitability.

    - Over the last year we have experienced significant price increases for key commodities used in our parts production, particularly steel and resin. Although steel prices have begun to decline recently, we expect steel prices will remain at elevated levels in 2005. Approximately half of our steel is acquired through resale programs operated by the automobile manufacturers, which do not expose us to steel price increases and the balance is acquired through spot, short-term and long-term contracts. We also have pricing agreements with some of our suppliers that reduce our exposure to steel price increases. However, one such supplier has challenged its agreement with one of our groups while steel prices were rising and, to the extent that it or other suppliers successfully continue to dispute, terminate or otherwise refuse to honour their contracts, our exposure to steel price increases will increase to the extent that steel prices remain at elevated levels. We also sell scrap steel, which is generated through our parts production process, and the revenues from these sales have reduced some of our exposure to steel price increases in the past. However, if scrap steel prices decline, while steel prices remain high, our ability to reduce our exposure to steel price increases will diminish. To the extent we are unable to fully mitigate our exposure to increased steel prices, or to pass on to our customers the additional costs associated with increased steel and resin prices, such additional costs could have a material adverse effect on our profitability.

    - We rely on a number of suppliers to supply us with a wide range of components required in connection with our business. Economic conditions, intense pricing pressures, increased commodity costs and a number of other factors have left many automotive components suppliers in varying degrees of financial distress. The continued financial distress or the insolvency or bankruptcy of one of our major automotive components suppliers could disrupt the supply of components to us from these suppliers, possibly resulting in a temporary disruption in the supply of products by us to our customers. Any prolonged disruption in the supply of critical components by our suppliers, the inability to re-source production of a critical component from a financially distressed automotive components sub-supplier, or any temporary shut-down of one of our production lines or the production lines of our customers, could have an adverse effect on our operations and/or our profitability. Additionally, the insolvency, bankruptcy or financial restructuring of any of our critical suppliers could result in us incurring unrecoverable costs related to the financial work-out of such suppliers and/or increased exposure for product liability, warranty or recall costs relating to the components supplied by such suppliers to the extent such suppliers are not able to assume responsibility for such amounts.

    - Increasing price reduction pressures from our customers could reduce profit margins. We have entered into, and will continue to enter into, long-term supply arrangements with automobile manufacturers, which provide for, among other things, price concessions over the supply term. To date, these concessions have been fully or partially offset by cost reductions arising principally from product and process

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      improvements and price reductions from our suppliers. However, the competitive automotive industry environment in North America, Europe and Asia has caused these pricing pressures to intensify. Some of our customers have demanded, and in light of challenging automotive industry conditions may continue to demand, additional price concessions and retroactive price reductions. We may not be successful in offsetting all of these price concessions through improved operating efficiencies, reduced expenditures or reduced prices from our suppliers. Such concessions could have a material adverse effect on our profitability to the extent that they are not offset through cost reductions or improved operating efficiencies.

    - We continue to be pressured to absorb costs related to product design, engineering and tooling, as well as other items previously paid for directly by automobile manufacturers. In particular, some automobile manufacturers have requested that we pay for design, engineering and tooling costs that are incurred up to the start of production and recover these costs through amortization in the piece price of the applicable component. Some of these costs cannot be capitalized, which could adversely affect our profitability until the programs in respect of which they have been incurred have been launched. In addition, since our contracts generally do not include any guaranteed minimum purchase requirements, if estimated production volumes are not achieved, these costs may not be fully recovered, which could have an adverse effect on our profitability.

    - Our customers continue to demand that we bear the cost of the repair and replacement of defective products which are either covered under their warranty or are the subject of a recall by them. If our products are, or are alleged to be, defective, we may be required to participate in a recall of those products, particularly if the actual or alleged defect relates to vehicle safety. Warranty provisions are established based on our best estimate of the amounts necessary to settle existing claims on product default issues. Recall costs are costs incurred when we and/or our customers decide, either voluntarily or involuntarily, to recall a product due to a known or suspected performance issue. Costs typically include the cost of the product being replaced, the customer's cost of the recall and labour to remove and replace the defective part. To date, we have not experienced significant warranty or recall costs. However, we continue to experience increased customer pressure to assume greater warranty responsibility. Currently we only account for existing or probable claims, however, the obligation to repair or replace such products could have a material adverse effect on our operations and financial condition.

    - We are also subject to the risk of exposure to product liability claims in the event that the failure of our products results in bodily injury and/or property damage. We may experience material product liability losses in the future and may incur significant costs to defend such claims. Currently, we have bodily injury coverage under insurance policies. This coverage will continue until August 2006 and is subject to renewal on an annual basis. A successful claim against us in excess of our available insurance coverage could have an adverse effect on our operations and financial condition.

    - Although our financial results are reported in U.S. dollars, a significant portion of our sales and operating costs are realized in Canadian dollars, euros, British pounds and other currencies. Our profitability is affected by movements of the U.S. dollar against the Canadian dollar, the euro, the British pound and other currencies in which we generate revenues and incur expenses. However, as a result of hedging programs employed by us primarily in Canada, foreign currency transactions are not fully impacted by the recent movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or the British pound, could have an adverse effect on our financial condition.

    - In response to the increasingly competitive automotive industry conditions, we may further rationalize some of our production facilities. Additional expenses associated with such a rationalization, including plant closings and relocations and employee severance costs, could also have an adverse effect on our short-term profitability.

    - In connection with the recent privatization of our former publicly traded subsidiaries, we expect certain administrative functions will be reorganized to streamline such functions in a manner consistent with the stated objectives of the privatization. Such reorganization could involve additional expenses, such as

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      office closings and relocations and employee severance costs, which could have an adverse effect on our short-term profitability.

RESULTS OF OPERATIONS

ACCOUNTING CHANGE

FINANCIAL INSTRUMENTS -- DISCLOSURE AND PRESENTATION

    In 2003, the Canadian Institute of Chartered Accountants ("CICA") amended Handbook Section 3860 "Financial Instruments -- Disclosure and Presentation" ("CICA 3860") to require certain obligations that may be settled with an entity's own equity instruments to be reflected as a liability. The amendments require us to present our Preferred Securities and Subordinated Debentures as liabilities, with the exception of the equity value ascribed to the holders' option to convert the 6.5% Convertible Subordinated Debentures into Class A Subordinate Voting Shares, and to present the related liability carrying costs as a charge to net income. We adopted these new recommendations effective January 1, 2005 on a retroactive basis.

    The impact of this accounting policy change on the consolidated balance sheet as at December 31, 2004 was as follows:

Increase in other assets....................................    $  2
                                                                ----
Decrease in income taxes payables...........................    $  1
Increase in long-term debt..................................     216
Decrease in debentures' interest obligation.................      38
Decrease in minority interest...............................      68
                                                                ----
Decrease in other paid-in-capital...........................    $ 75
Increase in retained earnings...............................       2
Decrease in currency translation adjustment.................      34
                                                                ----

    The impact of this accounting policy change on the consolidated statements of income and retained earnings was as follows:

                                                              THREE MONTHS   SIX MONTHS
                                                                 ENDED         ENDED
                                                                JUNE 30,      JUNE 30,
                                                                  2004          2004
                                                              ------------   ----------
Increase in interest expense................................      $  11         $  19
Decrease in income taxes....................................         (5)           (7)
Decrease in minority interest...............................         (1)           (2)
                                                                  -----         -----
Decrease in net income......................................         (5)          (10)
Decrease in financing charges on Preferred Securities and
  other paid-in-capital.....................................          5            10
                                                                  -----         -----
Change in net income available to Class A Subordinate Voting
  and Class B Shareholders..................................      $  --         $  --
                                                                  =====         =====

    There was no impact of this accounting policy change on reported basic and diluted earnings per Class A Subordinate Voting or Class B Share.

COMPARATIVE PERIOD AMOUNTS

EUROPEAN AVERAGE DOLLAR CONTENT PER VEHICLE

    Our reporting of European production sales and European average dollar content per vehicle has historically included sales related to the complete vehicle assembly business carried out by our Magna Steyr group (see "Magna Steyr" discussion in "SEGMENTS" below). Effective with the first quarter of 2004, European production sales and complete vehicle assembly sales have been presented separately, however, European average dollar content per vehicle continued to include both European production sales and European complete vehicle assembly sales.

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    Complete vehicle assembly sales are calculated as follows:

    - where assembly programs are accounted for on a value-added basis, 100% of the selling price to the OEM customer is included in complete vehicle assembly sales; and

    - where assembly programs are accounted for on a full-cost basis, complete vehicle assembly sales include 100% of the selling price to the OEM customer, less intercompany parts purchases made by our assembly divisions. These intercompany purchases are included in European production sales.

    Effective with the first quarter of 2005, European average dollar content per vehicle includes only European production sales. The comparative period European average dollar content per vehicle has been restated to conform to the current period's presentation. We do not have any complete vehicle assembly sales in North America.

AVERAGE FOREIGN EXCHANGE

                                                           FOR THE THREE                     FOR THE SIX
                                                           MONTHS ENDED                     MONTHS ENDED
                                                             JUNE 30,                         JUNE 30,
                                                        -------------------              -------------------
                                                          2005       2004      CHANGE      2005       2004      CHANGE
                                                        --------   --------   --------   --------   --------   --------
1 Canadian dollar equals U.S. dollars.................   0.803      0.735       +9%       0.810      0.747       +8%
1 euro equals U.S. dollars............................   1.255      1.206       +4%       1.283      1.227       +5%
1 British pound equals U.S. dollars...................   1.850      1.807       +2%       1.871      1.824       +3%

    The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates impacted the reported U.S. dollar amounts of our sales, expenses and income.

    The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of these operations on reported U.S. dollar amounts where relevant.

    Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases denominated in foreign currencies). However, as a result of historical hedging programs employed by us, primarily in Canada, foreign currency transactions in the current period have not been fully impacted by the recent movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

    Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results.

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RESULTS OF OPERATIONS -- FOR THE THREE MONTHS ENDED JUNE 30, 2005

SALES

                                                                 FOR THE THREE
                                                                 MONTHS ENDED
                                                                   JUNE 30,
                                                              -------------------
                                                                2005       2004      CHANGE
                                                              --------   --------   --------
VEHICLE PRODUCTION VOLUMES (millions of units)
  North America.............................................    4.126      4.176       -1%
  Europe....................................................    4.269      4.423       -3%
                                                               ------     ------      ----

AVERAGE DOLLAR CONTENT PER VEHICLE
  North America.............................................   $  709     $  595      +19%
  Europe....................................................   $  313     $  269      +16%
                                                               ------     ------      ----

SALES
  North American Production.................................   $2,927     $2,484      +18%
  European Production.......................................    1,336      1,188      +12%
  European Complete Vehicle Assembly........................    1,054      1,144       -8%
  Tooling, Engineering and Other............................      541        297      +82%
                                                               ------     ------      ----
  Total Sales...............................................   $5,858     $5,113      +15%
                                                               ======     ======      ====

    Total sales reached a record level in the second quarter of 2005, increasing 15% or $745 million to $5.9 billion compared to $5.1 billion for the second quarter of 2004.

NORTH AMERICAN PRODUCTION SALES

    North American production sales increased 18% or $443 million to $2.9 billion for the second quarter of 2005 compared to $2.5 billion for the second quarter of 2004. This increase in production sales reflects a 19% increase in our North American average dollar content per vehicle, partially offset by a 1% decrease in North American vehicle production volumes.

    Our average dollar content per vehicle grew by 19% or $114 to $709 for the second quarter of 2005 compared to $595 for the second quarter of 2004, primarily as a result of:

    - the launch of new programs during or subsequent to the second quarter of 2004, including:

       - the Chevrolet Cobalt and Pontiac Pursuit;

       - the Hummer H3;

       - the Cadillac STS;

       - the Ford Mustang;

       - the Mercury Mariner; and

       - the Dodge Charger;

    - the acquisition of the New Venture Gear, Inc. ("NVG") business in September 2004;

    - an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar; and

    - increased production on certain programs, including Chrysler minivan, Pacifica and 300/300C programs and the Ford F-150 program.

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    These increases were partially offset by:

    - the impact of lower volumes and/or content on certain high content programs including:

       - the Ford Freestar and Mercury Monterey;

       - the Dodge Ram Pickup;

       - the Ford Escape and Mazda Tribute;

       - the GMT800 platform; and

       - the Ford Explorer and Mercury Mountaineer;

    - programs that ended production during or subsequent to the second quarter of 2004; and

    - incremental customer price concessions.

EUROPEAN PRODUCTION SALES

    European production sales increased 12% or $148 million to $1.3 billion for the second quarter of 2005 compared to $1.2 billion for the second quarter of 2004. This increase in production sales reflects a 16% increase in our European average dollar content per vehicle, partially offset by a 3% decline in European vehicle production volumes.

    Our average dollar content per vehicle grew by 16% or $44 to $313 for the second quarter of 2005 compared to $269 for the second quarter of 2004, primarily as a result of:

    - programs that launched during or subsequent to the second quarter of 2004, including:

       - the Mercedes A-Class and B-Class;

       - the Land Rover Discovery; and

       - the BMW 1-Series;

    - an increase in reported U.S. dollar sales due to the strengthening of European currencies against the U.S. dollar, in particular the euro;

    - the acquisition of the European operations of NVG; and

    - increased production on certain programs.

    These increases were partially offset by lower production on certain programs, including the Mercedes E-Class, incremental customer price concessions, and the end of production on all MG Rover programs as a result of MG Rover Group Limited ("MG Rover") being placed into administration on
April 8, 2005 in the United Kingdom, which is similar to Chapter 11 bankruptcy protection in the United States.

EUROPEAN COMPLETE VEHICLE ASSEMBLY SALES

    European complete vehicle assembly sales decreased 8% or $90 million to $1.05 billion for the second quarter of 2005 compared to $1.14 billion for the second quarter of 2004. This decrease in sales is primarily the result of lower assembly volumes for the BMW X3 and Mercedes E-Class 4MATIC.

    These decreases were partially offset by:

    - an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar:

    - higher volumes for our other assembly contracts, including:

       - the Jeep Grand Cherokee;

       - the Saab 9(3) Convertible; and

       - the Chrysler Voyager; and

    - the start of assembly in June 2005 of the Chrysler 300 for distribution in European markets and certain other markets outside North America.

TOOLING, ENGINEERING AND OTHER

    Tooling, engineering and other sales increased 82% or $244 million to $541 million for the second quarter of 2005 compared to $297 million for the second quarter of 2004. The increase was primarily attributable to tooling and engineering revenue related to programs which launched in 2005 or for upcoming program launches and an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar, euro, and British pound, each against the U.S. dollar. Tooling and engineering revenue recorded in the second quarter of 2005 relates to a number of programs, including:

    - the Ford Fusion, Mercury Milan and Lincoln Zephyr launching in 2005;

    - the next generation Mini Cooper launching subsequent to the second quarter of 2005;

    - the Mercedes M-Class which launched in 2005; and

    - the Hummer H3 which launched in 2005.

GROSS MARGIN

    Gross margin increased $17 million to $793 million for the second quarter of 2005 compared to $776 million for the second quarter of 2004. Gross margin as a percentage of total sales decreased to 13.5% for the second quarter of 2005 compared to 15.2% for the second quarter of 2004.

    Gross margin as a percentage of sales was negatively impacted by:

    - an increase in commodity prices, combined with lower scrap steel prices;

    - the decrease in production volumes for several of our high content programs including the Ford Freestar and Mercury Monterey, the Ford Escape and Mazda Tribute, the GMT800 platform, and the Ford Explorer and Mercury Mountaineer;

    - inefficiencies at certain facilities;

    - the acquisition of the NVG business, which currently operates at margins that are lower than our consolidated average gross margin;

    - incremental customer price concessions;

    - costs incurred at new facilities in preparation for upcoming launches or for programs that have not fully ramped up production, including:

       - a new frame facility in Kentucky for the next generation Ford Explorer and F-Series Super Duty pickup trucks;

       - a new stamping facility in Sonora, Mexico to support the launch of the Ford Fusion, Mercury Milan and Lincoln Zephyr; and

       - a new fascia moulding and paint facility in Georgia to support the launch of the Mercedes M-Class and R-Class;

    - the strengthening of the euro and British pound, each against the U.S. dollar, since proportionately more of our consolidated gross margin was earned in Europe during the second quarter of 2005 than in the second quarter of 2004 and, on average, our European operations operate at margins that are currently lower than our consolidated average margin;

    - lower volumes in both North America and Europe; and

    - an increase in tooling, and other sales that earn low or no margins.

    Partially offsetting these decreases in gross margin as a percentage of sales were:

    - operational improvements at certain facilities;

    - the closure during 2004 of certain underperforming divisions in Europe;

    - decreased complete vehicle assembly sales for the BMW X3, which has a lower gross margin percentage than our consolidated average gross margin because the costs of this vehicle assembly contract are reflected on a full-cost basis in the selling price of the vehicle; and

    - incremental gross margin earned on new program launches.

DEPRECIATION AND AMORTIZATION

    Depreciation and amortization costs increased 24% or $33 million to $173 million for the second quarter of 2005 compared to $140 million for the second quarter of 2004. The increase in depreciation and amortization for the second quarter of 2005 was primarily due to:

    - the acquisition of the NVG business;

    - amortization of fair value increments related to the privatizations of Tesma, Decoma and Intier;

    - increased assets employed in the business to support future growth; and

    - an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the euro, Canadian dollar and British pound, each against the U.S. dollar.

SELLING, GENERAL AND ADMINISTRATIVE ("SG&A")

    SG&A expenses as a percentage of sales decreased to 5.0% for the second quarter of 2005 compared to 5.8% for the second quarter of 2004. SG&A expenses decreased $6 million to $292 million for the second quarter of 2005 compared to $298 million for the second quarter of 2004.

    During the second quarter of 2005, we recorded the following items in SG&A expenses:

    - a $16 million gain on disposal of a non-core seat component facility in North America;

    - an $18 million foreign currency gain on the repatriation of funds from Europe; and

    - $9 million of restructuring charges related to two facilities in Europe and the privatizations of Tesma, Decoma and Intier.

    Under Canadian generally accepted accounting principles ("GAAP"), we are required to recognize in income a gain or loss equal to the appropriate portion of the cumulative translation adjustment account when there is a reduction in our net investment in non-U.S. dollar based operations. During the second quarter of 2005, we repatriated funds from Europe, resulting in an $18 million foreign currency gain.

    Excluding these items, the remaining $19 million increase in SG&A expenses is primarily a result of:

    - an increase in reported U.S. dollar expenses due to the strengthening of the euro and Canadian dollar, each against the U.S. dollar;

    - increased SG&A spending as a result of the acquisition of the NVG business; and

    - higher infrastructure costs to support upcoming launches.

INTEREST EXPENSE

    Interest expense decreased $8 million to $2 million for the second quarter of 2005 compared to $10 million for the second quarter of 2004, primarily as a result of:

    - a reduction of interest expense related to the Preferred Securities which were redeemed for cash in the third quarter of 2004; and

    - a reduction in outstanding long-term debt as a result of the repayments of government debt and other long-term debt during 2004 and 2005.

    These reductions were partially offset by an increase in interest expense that has been accreted on the senior unsecured zero-coupon notes that were issued in connection with the acquisition of the NVG business.

OPERATING INCOME

    Operating income decreased 2% or $8 million to $323 million for the second quarter of 2005 compared to $331 million for the second quarter of 2004. The discussions above provide an analysis of the $8 million decrease in our operating income. In particular, on a comparable basis, our operating income was negatively impacted by:

    - reduced volumes on certain high content programs;

    - increased commodity prices;

    - costs incurred at new facilities in preparation for upcoming launches or for programs that have not fully ramped up production;

    - incremental price concessions;

    - restructuring costs and impairment charges related substantially to three European facilities;

    - increased depreciation and amortization as a result of the privatizations of Tesma, Decoma and Intier and the acquisition of the NVG business; and

    - operating inefficiencies at certain facilities.

    Partially offsetting these decreases was the positive impact of:

    - realization of a foreign currency gain on the repatriation of funds from Europe;

    - a gain on the disposal of a non-core seat component facility;

    - programs that launched during or subsequent to the second quarter of 2004;

    - the acquisition of the NVG business; and

    - operational improvements at certain facilities.

INCOME TAXES

    Our effective income tax rate on operating income (excluding equity income) decreased to 30.5% for the second quarter of 2005 from 35.4% for the second quarter of 2004. In the second quarter of 2005 we benefited from the realization of a foreign currency gain on the repatriation of funds from Europe, which was partially offset by an impairment charge recorded at a European facility, both of which have not been fully tax effected.

    Excluding these items, the effective income tax rate was 31.8% for the second quarter of 2005 and 35.4% for the second quarter of 2004. The decrease in the effective income tax rate is primarily the result of a decrease in income tax rates in Austria and Mexico, an increase in utilization of losses not previously benefited and a reduction in losses not benefited.

MINORITY INTEREST

    Minority interest expense decreased $27 million because no minority interest expense was recorded in the second quarter of 2005 as a result of the privatizations of Tesma, Decoma and Intier.

NET INCOME

    Net income increased 20% or $37 million to $225 million for the second quarter of 2005 compared to $188 million for the second quarter of 2004. The increase in net income is a result of a decrease in income taxes and minority interest of $18 million and $27 million, respectively, partially offset by an $8 million decrease in operating income (see above).

EARNINGS PER SHARE

                                                                 FOR THE THREE
                                                                 MONTHS ENDED
                                                                   JUNE 30,
                                                              -------------------
                                                                2005       2004      CHANGE
                                                              --------   --------   --------
Earnings per Class A Subordinate Voting or Class B Share
  Basic.....................................................   $2.10      $1.94        +8%
  Diluted...................................................   $2.06      $1.93        +7%

Average number of Class A Subordinate Voting and Class B
  Shares outstanding (millions)
  Basic.....................................................   107.2       96.8       +11%
  Diluted...................................................   109.9       97.4       +13%

    Diluted earnings per share increased 7% or $0.13 to $2.06 for the second quarter of 2005 compared to $1.93 for the second quarter of 2004. Included in the $0.13 increase in diluted earnings per share are the following items in the second quarter of 2005, which totalled $0.13 per share:

    - realization of a foreign currency gain on the repatriation of funds from Europe; and

    - a gain on the disposal of a non-core seat component facility; partially offset by

    - restructuring costs and impairment charges related substantially to three European facilities.

    Excluding these items, diluted earnings per share was unchanged from the second quarter of 2004 as a result of an increase in the weighted average number of diluted shares outstanding during the quarter, offset by the increase in net income (excluding the above items).

    The increase in the weighted average number of diluted shares outstanding was a result of:

    - approximately 10.7 million additional shares that were included in the weighted average number of shares outstanding as a result of the privatization of Tesma, Decoma and Intier;

    - approximately 1.1 million additional shares that are issuable as a result of assuming Decoma's obligation for its 6.5% Convertible Subordinated Debentures;

    - 0.4 million additional stock options that were exercised during 2004 and the first half of 2005; and

    - an increase in the number of options outstanding as a result of assuming the Tesma, Decoma and Intier stock options.

    This increase in the weighted average number of shares outstanding was partially offset by a lower average trading price for our Class A Subordinate Voting Shares, which results in fewer options becoming dilutive.

RETURN ON FUNDS EMPLOYED

    An important financial ratio that we use across all of our operating units to measure return on investment is return on funds employed ("ROFE")(1).

------------

(1) ROFE is defined as EBIT(2) divided by the average funds employed(3) for the period.

(2) EBIT is defined as operating income as presented on our unaudited interim consolidated financial statements before net interest expense and intercompany dividend income.

(3) Funds employed is defined as long term assets, excluding future tax assets and investments in subsidiaries, plus non-cash operating assets and liabilities(4).

(4) Non-cash operating assets and liabilities are defined as the sum of accounts receivable, inventory, income taxes recoverable and prepaid assets less the sum of accounts payable, accrued salaries and wages, other accrued liabilities, income taxes payable and deferred revenues.

    ROFE for the second quarter of 2005 was 21.1%, a decline from 28.7% for the second quarter of 2004. Included in ROFE in the second quarter of 2005 are the following items discussed above, which positively impacted ROFE by 1.3%:

    - realization of a foreign currency gain on the repatriation of funds from Europe; and

    - a gain on the disposal of a non-core seat component facility; partially offset by

    - restructuring costs and impairment charges related substantially to three European facilities.

    Excluding these items, the remaining 8.9% decrease in ROFE can be attributed to a decrease in our EBIT (as discussed above) and an increase in our average funds employed for the second quarter of 2005 compared to the second quarter of 2004. The increase in our average funds employed was primarily a result of:

    - the acquisition of the NVG business;

    - the privatizations of Tesma, Decoma and Intier, which added approximately $600 million of funds employed;

    - an increase in our average investment in non-cash working capital; and

    - increased funds employed for new facilities associated with new or upcoming launches.

SEGMENTS

                                                                    FOR THE THREE MONTHS ENDED JUNE 30,
                                                              -----------------------------------------------
                                                                       2005                     2004
                                                              ----------------------   ----------------------
                                                              TOTAL SALES     EBIT     TOTAL SALES     EBIT
                                                              -----------   --------   -----------   --------
Decoma......................................................    $  799        $ 19       $  689        $ 44
Intier......................................................     1,518          86        1,410          67
Tesma.......................................................       369          22          341          35
Magna Steyr.................................................     1,771          79        1,471          63
Other Automotive Operations.................................     1,458         101        1,247         125
Corporate and Other(i)......................................       (57)         18          (45)          7
                                                                ------        ----       ------        ----
                                                                $5,858        $325       $5,113        $341
                                                                ======        ====       ======        ====

------------

(i) Included in Corporate and Other are intercompany fee revenue, and intercompany sales eliminations.

    The sales amounts in the following discussion are before intersegment eliminations.

DECOMA

SALES

    Decoma's sales increased by 16% or $110 million to $799 million for the second quarter of 2005 from $689 million for the second quarter of 2004. The increase in sales is primarily the result of an increase in Decoma's
North American and European average dollar content per vehicle, partially offset by a 1% decline in North American vehicle production volumes and a 3% decline in European vehicle production volumes.

    In North America, the increase in Decoma's average dollar content per vehicle was primarily attributable to:

    - an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar; and

    - increased content and/or production on several programs, related principally to the launch of new programs during or subsequent to the second quarter of 2004 including:

       - the Chrysler 300/300C and Dodge Magnum;

       - the Chevrolet Equinox;

       - the Mercedes M-Class; and

       - the Jeep Grand Cherokee.

    These increases were partially offset by incremental customer price concessions and by lower volumes on certain high content Ford and GM programs.

    In Europe, Decoma's average dollar content per vehicle growth was primarily attributable to:

    - new facility and program launches including:

       - the launch of the fascia and front end module for the Mercedes A-Class;

       - the ramp up of the fascia and front end module for the Volkswagen City Car; and

       - the launch of various Porsche, Audi and other Mercedes programs; and

    - the increase in reported U.S. dollar sales due to the strengthening of European currencies against the U.S. dollar.

    These increases were partially offset by incremental customer price concessions.

EBIT

    Decoma's EBIT decreased 57% or $25 million to $19 million for the second quarter of 2005 compared to $44 million for the second quarter of 2004. This decrease is primarily attributable to:

    - inefficiencies at facilities in Europe, including increased losses associated with under-utilized paint capacity, performance issues and program launch costs;

    - restructuring costs and impairment charges related to two facilities in Europe;

    - operating losses at Decoma's new fascia moulding and paint facility in Georgia as it launches and ramps up production on new Mercedes programs;

    - the impact of lower vehicle production volumes at both Ford and GM; and

    - incremental customer price concessions and raw material costs.

    These losses were partially offset by operational improvements realized at certain facilities, the closure of the Anotech facility early in 2005, and contributions from new launches.

INTIER

SALES

    Intier's sales increased by 8% or $108 million to $1.5 billion for the second quarter of 2005 compared to $1.4 billion for the second quarter of 2004. The increase in sales reflects increases in Intier's average dollar content per vehicle in both North America and Europe and an increase in tooling, engineering and other sales, partially offset by a 1% decline in North American vehicle production volumes and a 3% decline in European vehicle production volumes.

    In North America, the increase in Intier's average dollar content per vehicle was primarily attributable to:

    - new programs that launched during or subsequent to the second quarter of 2004, including:

       - the complete interior, excluding seats, for the Hummer H3;

       - the complete seats for the Chevrolet Cobalt and the Pontiac Pursuit;

       - the complete seats for the Mercury Mariner; and

       - the interior integration, overhead system, instrument panel and door panels for the Cadillac STS; and

    - an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S dollar.

    These increases were partially offset by:

    - incremental customer price concessions;

    - lower volumes on certain high content programs including:

       - the Ford Freestar and Mercury Monterey;

       - the Ford Explorer and Mercury Mountaineer; and

       - the GMT800 platform; and

    - reduced content for the Dodge Ram Pickup.

    In Europe, the increase in Intier's average dollar content per vehicle was primarily attributable to:

    - the launch of new programs during or subsequent to the second quarter of 2004 including:

       - the cargo management system and other interior trim for the Audi A6;

       - a side door latch for the Seat Altea and Volkswagen Passat;

       - the door panels for the BMW 1-Series;

       - the floorspace for the Mercedes A-Class; and

       - a modular side door latch for a number of Audi programs; and

    - an increase in reported U.S. dollar sales due to the strengthening of the euro and the British pound, each against the U.S. dollar.

    These increases were partially offset by incremental customer price concessions.

EBIT

    Intier's EBIT increased by 28% or $19 million to $86 million for the second quarter of 2005 compared to $67 million for the second quarter of 2004. The increase is primarily a result of:

    - a $16 million gain on the sale of a non-core seat component facility;

    - additional gross margin earned on sales from new product launches;

    - an increase in reported U.S. dollar EBIT due to the strengthening of the Canadian dollar, euro and British Pound, each against the U.S. dollar; and

    - operational improvements at certain facilities.

    These increases in EBIT have been partially offset by:

    - increased raw material prices, including purchased components;

    - incremental customer price concessions; and

    - reduced operating margin resulting from lower vehicle volumes on certain of Intier's high content programs.

TESMA

SALES

    Tesma's sales increased by 8% or $28 million to $369 million for the second quarter of 2005 compared to $341 million for the second quarter of 2004. The increase in sales was a result of maintaining a consistent average dollar content per vehicle in North America and an increase in European average dollar content per vehicle, partially offset by a 1% decline in North American vehicle production volumes and a 3% decline in European vehicle production volumes.

    In North America, Tesma's average dollar content per vehicle remained consistent with the prior year, as an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar was substantially offset by incremental customer price concessions and production volume declines in North America. In particular, production volumes on certain GM and Ford programs for which Tesma has high content declined even further, including:

    - the GM GEN IV engine and 4L60E transmission which are installed in GM's larger pickup truck and sport utility vehicles ("SUVs");

    - the GM L850/LE5 engine program used in smaller compact cars and SUVs;

    - the GM Line 6 engine installed into mid-size SUVs;

    - the GM Line 4 and 5 engine which are installed into GM's mid-size pickup trucks; and

    - the Ford Modular V8 engine which is used in Ford's high volume pickup trucks and larger cars.

    Partially offsetting these sales decreases were higher volumes on certain programs including:

    - the launch of assemblies including an integrated front cover with water pump, oil pans and flexplates for GM's 3.9L engine program;

    - water pump modules and tensioner assemblies for the 5.7L Hemi engine for the Dodge Durango, Chrysler 300/300C and Dodge Magnum;

    - various stamped products for Nissan and Honda launched during 2005;

    - various stamped components included in 6-speed and continuously variable transmission applications for Ford;

    - the oil pumps supplied for Ford's 5R110 transmission;

    - tensioner assemblies supplied to Volkswagen, Ford and Honda; and

    - engine front cover and water pump modules for Hyundai's high volume Lambda V6 engine program.

    In Europe, Tesma's average dollar content per vehicle increased as a result of:

    - higher reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar;

    - higher shipments of fuel filler pipes for Ford's high volume Focus program;

    - increased volumes and content for stainless steel fuel tank assemblies for Audi's D3 platform; and

    - volume increases on water pumps for Fiat which launched late in 2004.

    These increases were partially offset by lower volumes of stainless steel fuel tank assemblies for the Volkswagen Beetle for which production has been suspended until the second half of 2005 and incremental customer price concessions.

EBIT

    Tesma's EBIT decreased 37% or $13 million to $22 million for the second quarter of 2005 compared to $35 million for the second quarter of 2004. The decrease in EBIT was largely a result of:

    - lower operating margin earned as a result of lower sales levels, especially at a number of North American facilities with a high concentration of sales to GM;

    - increased material costs, including the impact of higher steel and purchased components costs;

    - incremental customer price concessions;

    - higher operating losses due to operating issues at certain facilities in North America;

    - lower capacity utilization and increased infrastructure and carrying costs at certain facilities that have made significant investments in preparation for program launches.

MAGNA STEYR

SALES

    Magna Steyr's sales increased by 20% or $300 million to $1.8 billion for the second quarter of 2005 compared to $1.5 billion for the second quarter of 2004. The increase in sales was a result of:

    - the acquisition of the NVG business;

    - an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar; and

    - an increase in transfer case sales related to programs launched during or subsequent to the second quarter of 2004, including the Land Rover Discovery and the Chrysler 300/300C at Magna Drivetrain.

    These increases were partially offset by a decrease in complete vehicle assembly sales.

    Magna Steyr's complete vehicle assembly volumes for the second quarter of 2005 and the second quarter of 2004 were as follows:

                                                                 FOR THE THREE
                                                                 MONTHS ENDED
                                                                   JUNE 30,
                                                              -------------------
COMPLETE VEHICLE ASSEMBLY VOLUMES (units)                       2005       2004      CHANGE
-----------------------------------------                     --------   --------   --------
Full-Costed.................................................   39,526     43,910      -10%
Value-Added.................................................   22,078     16,388     + 35%
                                                               ------     ------     -----
                                                               61,604     60,298     +  2%
                                                               ======     ======     =====

    The terms of Magna Steyr's various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts, Magna Steyr is acting as principal, and purchased components and systems in assembled vehicles are included in its inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Contracts to assemble Mercedes E-Class and G-Class, Saab 9(3) Convertible and BMW X3 vehicles are accounted for in this manner. Other contracts provide that third party components and systems are held on consignment by Magna Steyr, and the selling price to the OEM customer reflects a value-added assembly fee only. Contracts to assemble the Chrysler Voyager, Jeep Grand Cherokee and Chrysler 300 are accounted for in this manner.

    Production levels of the various vehicles assembled by Magna Steyr have an impact on the level of its sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis also impact Magna Steyr's levels of sales and operating margin percentage, but may not necessarily affect its overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis has the effect of increasing the level of total sales and, because purchased components are included in cost of sales, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.

    Complete vehicle assembly sales decreased 8% or $90 million to $1.05 billion for the second quarter of 2005 compared to $1.14 billion for the second quarter of 2004. This decrease in sales is primarily the result of lower assembly volumes for the BMW X3 and Mercedes E-Class 4MATIC.

    These decreases were partially offset by:

    - an increase in reported U.S. dollar sales related to the strengthening of the euro against the U.S. dollar;

    - higher volumes for other assembly contracts, including:

       - the Jeep Grand Cherokee;

       - the Saab 9(3) Convertible; and

       - the Chrysler Voyager; and

    - the start of assembly in June 2005 of the Chrysler 300 for distribution in certain European markets and other markets outside North America.

EBIT

    Magna Steyr's EBIT increased by 25% or $16 million to $79 million for the second quarter of 2005 compared to $63 million for the second quarter of 2004. The increase in EBIT is primarily a result of:

    - the recovery of costs associated with the cancellation of an engineering program;

    - the acquisition of the NVG business;

    - an increase in reported U.S. dollar EBIT as a result of the strengthening of the euro against the U.S. dollar; and

    - the increase in operating margin generated by increased sales, including the launches of the Land Rover Discovery and the Chrysler 300/300C at Magna Drivetrain.

    Partially offsetting these increases were:

    - a reduction in EBIT as a result of a one-time payment received in the second quarter of 2004 relating to prior year pricing issues on a certain production program; and

    - lower operating margin earned as a result of the decrease in complete vehicle assembly sales.

OTHER AUTOMOTIVE OPERATIONS

SALES

    Our Other Automotive Operations' sales increased 17% or $211 million to
$1.5 billion for the second quarter of 2005 compared to $1.2 billion for the second quarter of 2004. The increase in sales was a result of an increase in tooling sales and increases in the segment's North American and European average dollar content per vehicle, partially offset by a 1% decline in North American vehicle production volumes and a 3% decline in European vehicle production volumes.

    In North America, the increase in average dollar content per vehicle is primarily a result of:

    - an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar;

    - increased volumes on certain programs including:

       - the Dodge Durango;

       - the Saturn ION; and

       - the Ford Escape; and

    - the launch of new programs during or subsequent to the second quarter of 2004 including:

       - various stampings for the Ford Mustang;

       - Class A stampings for the Mercedes M-Class; and

       - Class A stampings for the Chrysler 300/300C and Dodge Magnum.

    These increases were partially offset by:

    - lower volumes on certain high content GM and Ford programs, in particular:

       - the GMT800 platform; and

       - the Ford Freestar and Mercury Monterey; and

    - incremental customer price concessions.

    In Europe, the increase in average dollar content per vehicle is primarily the result of an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar, partially offset by reductions in volumes on several programs including the Smart and various Volkswagen stampings and assemblies, and incremental price concessions.

    Tooling sales increased as a result of revenues earned on tooling for several programs including:

    - the Ford Fusion, Mercury Milan and Lincoln Zephyr; and

    - the Mercedes M-Class.

EBIT

    Our Other Automotive Operations' EBIT decreased 19% or $24 million to $101 million for the second quarter of 2005 compared to $125 million for the second quarter of 2004. The decrease in EBIT is primarily a result of:

    - lower operating margin earned on lower sales on certain high content programs;

    - incremental customer price concessions;

    - costs incurred to support facilities in Kentucky and Mexico;

    - restructuring costs incurred at a facility in Europe; and

    - increased commodity prices for steel and resins combined with lower scrap steel revenues.

    These decreases were partially offset by higher gross margin earned from programs which launched during or subsequent to the second quarter of 2004.

CORPORATE AND OTHER

    Corporate and Other EBIT increased 157% or $11 million to $18 million for the second quarter of 2005 compared to $7 million for the second quarter of 2004. The increase in EBIT is primarily a result of:

    - an $18 million foreign currency gain on the repatriation of funds from Europe;

    - increased affiliation and other fee income earned as a result of higher sales; and

    - provisions recorded during the second quarter of 2004 against the carrying value of certain long-term assets.

    These increases in EBIT were partially offset by:

    - increased stock compensation expense as a result of the assumption of the stock option plans of Tesma, Intier and Decoma;

    - restructuring charges related to the privatizations of Tesma, Decoma and Intier; and

    - increased customer price concessions.

RESULTS OF OPERATIONS -- FOR THE SIX MONTHS ENDED JUNE 30, 2005

SALES

                                                              FOR THE SIX MONTHS
                                                                ENDED JUNE 30,
                                                              -------------------
                                                                2005       2004      CHANGE
                                                              --------   --------   --------
VEHICLE PRODUCTION VOLUMES (millions of units)

  NORTH AMERICA.............................................    8.090      8.310       -3%
  Europe....................................................    8.385      8.765       -4%
                                                              -------    -------      ----

AVERAGE DOLLAR CONTENT PER VEHICLE
  North America.............................................  $   716    $   600      +19%
  Europe....................................................  $   317    $   273      +16%
                                                              -------    -------      ----

SALES
  North American Production.................................  $ 5,796    $ 4,988      +16%
  European Production.......................................    2,662      2,397      +11%
  European Complete Vehicle Assembly........................    2,180      2,156       +1%
  Tooling, Engineering and Other............................      938        675      +39%
                                                              -------    -------      ----
  Total Sales...............................................  $11,576    $10,216      +13%
                                                              =======    =======      ====

NORTH AMERICAN PRODUCTION SALES

    North American production sales increased 16% or $808 million to $5.8 billion for the six months ended June 30, 2005 compared to $5.0 billion for the six months ended June 30, 2004. This increase in production sales reflects a 19% increase in our North American average dollar content per vehicle, partially offset by a 3% decline in North American vehicle production volumes.

    Our average dollar content per vehicle grew by 19% or $116 to $716 for the six months ended June 30, 2005 compared to $600 for the six months ended
June 30, 2004, primarily as a result of:

    - the launch of new programs during or subsequent to the first half of 2004, including:

       - the Chevrolet Cobalt and Pontiac Pursuit;

       - the Cadillac STS;

       - the Chevrolet Equinox;

       - the Chrysler 300/300C;

       - the Mercury Mariner;

       - the Ford Mustang;

       - the Mercedes M-Class;

       - the Jeep Grand Cherokee; and

       - the Hummer H3;

    - the acquisition of the NVG business in September 2004;

    - an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar; and

    - increased production on certain programs, including the Chrysler minivans and the Ford F-150.

    These increases were partially offset by:

    - the impact of lower volumes and/or content on certain programs including:

       - the GMT800 platform;

       - the Ford Freestar and Mercury Monterey;

       - the Ford Explorer and Mercury Mountaineer;

       - the Dodge Ram Pickup; and

       - the Ford Expedition;

    - the end of production on certain programs during or subsequent to the first half of 2004; and

    - incremental customer price concessions.

EUROPEAN PRODUCTION SALES

    European production sales increased 11% or $265 million to $2.7 billion for the six months ended June 30, 2005 compared to $2.4 billion for the six months ended June 30, 2004. This increase in sales reflects a 16% increase in our European average dollar content per vehicle, partially offset by a 4% decline in European vehicle production volumes.

    Our average dollar content per vehicle grew by 16% or $44 to $317 for the six months ended June 30, 2005 compared to $273 for the six months ended
June 30, 2004, primarily as a result of:

    - an increase in reported U.S. dollar sales due to the strengthening of European currencies against the U.S. dollar, in particular the euro;

    - programs that launched during or subsequent to the first half of 2004, including:

       - the Land Rover Discovery;

       - the Mercedes A-Class; and

       - the BMW 1-Series;

    - the acquisition of the European operations of NVG; and

    - increased production on certain programs.

    These increases were partially offset by:

    - lower production on certain programs, including the Mercedes E-Class;

    - incremental customer price concessions; and

    - the end of production on all MG Rover programs as a result of the MG Rover situation.

EUROPEAN COMPLETE VEHICLE ASSEMBLY SALES

    European complete vehicle assembly sales increased 1% or $24 million to $2.18 billion for the six months ended June 30, 2005 compared to $2.16 billion for the six months ended June 30, 2004. This increase in sales is primarily the result of:

    - an increase in reported U.S. dollar sales related to the strengthening of the euro against the U.S. dollar;

    - an increase in complete vehicle assembly volumes for the BMW X3; and

    - the start of assembly in June 2005 of the Chrysler 300 for distribution in European markets and certain other markets outside North America.

    These increases were partially offset by lower assembly volumes for the Mercedes E-Class 4MATIC and the Jeep Grand Cherokee which launched in the first quarter of 2005.

TOOLING, ENGINEERING AND OTHER

    Tooling, engineering and other sales increased 39% or $263 million to $938 million for the six months ended June 30, 2005 compared to $675 million for the six months ended June 30, 2004. The increase was primarily attributable to tooling and engineering revenue related to programs which launched in 2005 or for upcoming program launches and an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar, euro, and British pound, each against the U.S. dollar. Tooling and engineering revenue recorded in the first six months of 2005 relates to a number of programs, including:

    - the Ford Fusion, Mercury Milan and Lincoln Zephyr launching in 2005;

    - the next generation Mini Cooper launching subsequent to the second quarter of 2005;

    - the Mercedes M-Class launched in 2005;

    - the Hummer H3 launched in 2005; and

    - the Jeep Grand Cherokee launched in 2005.

EBIT

    EBIT decreased 13% or $89 million to $580 million for the six months ended June 30, 2005 compared to $669 million for the six months ended June 30, 2004. On a comparable basis, our EBIT was negatively impacted by:

    - reduced volumes on certain high content GM and Ford programs;

    - incremental price concessions;

    - increased commodity prices;

    - costs incurred at new facilities in preparation for upcoming launches or for programs that have not fully ramped up production;

    - increased depreciation and amortization as a result of the privatizations of Tesma, Decoma and Intier and the acquisition of the NVG business;

    - restructuring costs and impairment charges related substantially to three European facilities;

    - charges recorded related to our MG Rover assets and supplier obligations as a result of the MG Rover situation;

    - costs to rationalize a facility in North America;

    - operating inefficiencies at certain facilities; and

    - the expensing of capitalized bank facility fees.

    Partially offsetting these decreases was the positive impact of:

    - realization of a foreign currency gain on the repatriation of funds from Europe;

    - a gain on the disposal of a non-core seat component facility;

    - the one-time charge to compensation expense of $12 million recorded in the first quarter of 2004;

    - programs that launched during or subsequent to the first half of 2004;

    - increased complete vehicle assembly sales;

    - operational improvements at certain facilities; and

    - charges recorded during the first quarter of 2004 with respect to the closure of facilities in Europe.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW FROM OPERATIONS

                                                                 FOR THE THREE
                                                                 MONTHS ENDED
                                                                   JUNE 30,
                                                              -------------------
                                                                2005       2004      CHANGE
                                                              --------   --------   --------
Net income..................................................   $ 225       $188
Items not involving current cash flows......................     176        214
                                                               -----       ----      -----
                                                               $ 401       $402      $  (1)
Changes in non-cash operating assets and liabilities........    (272)       (48)
                                                               -----       ----      -----
Cash provided from operating activities.....................   $ 129       $354      $(225)
                                                               =====       ====      =====

    Cash flow from operations before changes in non-cash operating assets and liabilities decreased $1 million to $401 million for the second quarter of 2005 compared to $402 million for the second quarter of 2004. The decrease in cash flow from operations was due to a $38 million decrease in items not involving current cash flows partially offset by a $37 million increase in net income
(as explained above).

    The decrease in items not involving current cash flows was due to:

    - a $27 million decrease in minority interest primarily as a result of the privatizations of Tesma, Intier and Decoma;

    - a $27 million decrease in other non-cash charges including:

       - the $18 million foreign currency gain on the repatriation of funds from Europe; and

       - the $16 million gain on disposal of a non-core seat component facility; partially offset by

       - a $5 million non-cash impairment charge; and

    - an $18 million decrease in future income taxes.

    These decreases were partially offset by a $33 million increase in depreciation and amortization and a $1 million decrease in equity income.

    Cash invested in operating assets and liabilities amounted to $272 million for the second quarter of 2005. The cash used for operating assets and liabilities was primarily attributable to increases in accounts receivable and prepaid expenses and other of $428 million and $5 million, respectively. The increase in accounts receivable is primarily due to the increase in tooling sales, which generally have extended payment terms compared to production sales. Partially offsetting the cash invested in accounts receivable and prepaid expenses and other was cash generated from an increase in accounts payable and other accrued liabilities, taxes payable and deferred revenues of $148 million, combined with a decrease in inventory of $13 million.

CAPITAL AND INVESTMENT SPENDING

                                                                 FOR THE THREE
                                                                 MONTHS ENDED
                                                                   JUNE 30,
                                                              -------------------
                                                                2005       2004      CHANGE
                                                              --------   --------   --------
Fixed assets................................................   $(205)     $(172)
Other assets................................................     (22)       (10)
                                                               -----      -----
Fixed assets and other additions............................   $(227)     $(182)
Purchase of subsidiaries....................................     (33)       (53)
Proceeds from disposals.....................................      43          4
                                                               -----      -----       ---
Cash used in investing activities...........................   $(217)     $(231)      $14
                                                               =====      =====       ===

    In the second quarter of 2005 we invested $205 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course and for productivity improvements, most of the investment was for component manufacturing, painting and assembly equipment and facilities for programs launching in future periods. The major programs that will be launching or that have not fully ramped up production for which we invested capital were:

    - the new Ford Explorer and F-Series Super Duty pickup trucks in Kentucky;

    - GM's next generation full-size pickup and sport utilities platform;

    - the Peugeot 207 in Metz, France; and

    - the Ford Fusion, Mercury Milan and Lincoln Zephyr in Mexico.

    We invested $22 million in other assets in the second quarter of 2005 primarily representing fully reimbursable planning and engineering costs relating to programs that will be launching subsequent to the second quarter of 2005.

    Purchases of subsidiaries on the statement of cash flows includes the $50 million cash portion of the Intier privatization. Specifically, on April 3, 2005 we acquired the outstanding 15% equity interest in Intier that we did not previously own. Total consideration paid for the outstanding Class A Subordinate Voting Shares of Intier not owned by us was approximately $225 million, which was satisfied by issuing 2.3 million Magna Class A Subordinate Voting Shares and cash of $50 million. The cash portion of the Intier privatization was partially offset by a $17 million cash adjustment received with respect to the acquisition of the NVG business.

    During the second quarter of 2004, we completed two small acquisitions for which the cash consideration totalled $53 million.

    Proceeds from disposals reflect $25 million received on the sale of a non-core seat component facility and proceeds from normal course fixed and other asset disposals.

FINANCING

                                                                 FOR THE THREE
                                                                 MONTHS ENDED
                                                                   JUNE 30,
                                                              -------------------
                                                                2005       2004      CHANGE
                                                              --------   --------   --------
Issues of debt..............................................    $ 23       $ 35
Repayments of debt..........................................     (18)       (62)
Issues of Class A Subordinate Voting Shares.................       3         20
Issues of shares by subsidiaries............................      --          4
Dividends paid to minority interests........................      --         (5)
Dividends...................................................     (42)       (37)
                                                                ----       ----       ---
Cash used in financing activities...........................    $(34)      $(45)      $11
                                                                ====       ====       ===

    During the second quarter of 2004, the repayments of debt relate primarily to a $47 million government debt repayment by Magna Steyr in Europe.

    During the second quarter of 2005, we issued $3 million in Class A Subordinate Voting Shares on the exercise of stock options compared to issuing $20 million in Class A Subordinate Voting Shares on the exercise of stock options during the second quarter of 2004. The issue of shares by our subsidiaries in 2004 is comprised primarily of the issue of $4 million of Intier Class A Subordinate Voting Shares to the Intier employee deferred profit sharing program and on the exercise of stock options.

    Dividends paid during the second quarter of 2005 were $42 million. These payments relate to dividends declared in respect of the three-month period ended March 31, 2005. The increase in quarterly dividends paid in the second quarter of 2005 compared to the second quarter of 2004 relates to the increase in the number of

Class A Subordinate Voting Shares outstanding, primarily as a result of the privatizations. There were no dividends paid to minority interests in the second quarter of 2005 as a result of the privatizations.

FINANCING RESOURCES

                                                                AS AT         AS AT
                                                              JUNE 30,    DECEMBER 31,
                                                                2005         2004(i)       CHANGE
                                                              ---------   -------------   --------
LIABILITIES
  Bank indebtedness.........................................   $  151        $  136
  Long-term debt due within one year........................      123            84
  Long-term debt............................................      669           984
  Minority interest.........................................       --           634
                                                               ------        ------
                                                                  943         1,838
Shareholders' equity........................................    6,344         5,335
                                                               ------        ------         ----
Total capitalization........................................   $7,287        $7,173         $114
                                                               ======        ======         ====

------------

(i) As required by CICA 3860, restated to reclassify our 7.08% Subordinated Debentures and 6.5% Convertible Subordinated Debentures to long-term debt from shareholders' equity and minority interest, respectively.

    Total capitalization increased by $114 million in the six months ended June 30, 2005 to $7.3 billion. The increase in capitalization is a result of a $1.0 billion increase in shareholders' equity offset in part by a $895 million decrease in liabilities. The increase in equity is a result of the Class A Subordinate Voting Shares issued as part of the purchase price for the acquisition of the remaining minority interest of Tesma, Intier and Decoma and on the exercise of stock options and net income earned during the six months ended June 30, 2005, partially offset by dividends paid and a decrease in the currency translation adjustment.

    The Decoma plan of arrangement resulted in the amalgamation of Magna and Decoma. As a result of this amalgamation, Decoma's three-year term credit facility (see below) and Decoma's 6.5% Convertible Subordinated Debentures maturing March 31, 2010 became our direct obligations.

    The decrease in liabilities is primarily due to the decrease in minority interest as a result of the acquisitions of the remaining minority interest in Tesma, Intier and Decoma and decreases in long-term debt as a result of the repayment of the first series of our senior unsecured notes related to the acquisition of NVG and the outstanding debt on Decoma's term debt facility as discussed above.

    During the second quarter of 2005, our cash resources decreased by $168 million to $1.3 billion as discussed above. In addition to our cash resources, we had unused and available operating lines of credit of $136 million and term lines of credit of $790 million. During the first quarter of 2005, we repaid the outstanding borrowings of Cdn $197 million under the former Decoma term credit facility and the facility was cancelled. On March 31, 2005, we amended and extended our existing Cdn $500 million 364-day revolving credit facility to increase the permitted borrowing under the facility to $745 million.

    In addition to the above unused and available financing resources, we sponsor a tooling finance program for tooling suppliers to finance tooling under construction for use in our operations. The maximum facility amount is Cdn
$100 million. As at June 30, 2005, Cdn $7 million had been advanced to tooling suppliers under this facility. This amount is included in accounts payable on our consolidated balance sheet.

MAXIMUM NUMBER OF SHARES ISSUABLE

    The following table presents the maximum number of shares that would be outstanding if all of the outstanding options and Subordinated Debentures issued and outstanding at August 5, 2005 were exercised or converted:

Class A Subordinate Voting and Class B Shares...............  109,129,049
Subordinated Debentures(i)..................................    1,096,582
Stock options(ii)...........................................    4,758,415
                                                              -----------
                                                              114,984,046
                                                              ===========

------------

(i) The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at our option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures. The number of Class A Subordinate Voting Shares issuable at our option is dependent on the trading price of Class A Subordinate Voting Shares at the time we elect to settle 6.5% Convertible Subordinated Debenture interest and principal with shares.

    The above amounts also exclude Class A Subordinate Voting Shares issuable, only at our option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

(ii) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time and pursuant to our 1987 Incentive Stock Option Plan, as amended, Tesma's amended and restated Stock Option Plan, Decoma's Option Plan and Intier's 2001 Incentive Stock Option Plan.

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET FINANCING

    There have been no material changes with respect to the contractual obligations requiring annual payments during the second quarter of 2005 that are outside the ordinary course of our business. Refer to our MD&A included in our 2004 Annual Report.

    Long-term receivables in other assets are reflected net of outstanding borrowings from a customer's finance subsidiary of $60 million since we have the legal right of set-off of our long-term receivable against such borrowings and we are settling the related amounts simultaneously.

2005 OUTLOOK

    All amounts below exclude the impact of any potential future acquisitions.

    Our results are expected to continue to be impacted by the negative conditions in the automotive industry, including weak automotive production, OEM price concessions, higher commodity costs and general economic uncertainty. In addition, our 2005 results are expected to be negatively impacted by certain unusual items, including rationalization and other charges associated with certain of our operations, including operations that supplied MG Rover, and restructuring charges arising from our recently completed privatizations.

    We expect 2005 average dollar content per vehicle to be between $710 and $730 in North America and between $305 and $325 in Europe. We expect
2005 European complete vehicle assembly sales to be between $4.0 billion and $4.2 billion. Further, we have assumed 2005 vehicle production volumes will be approximately 15.7 million units in North America and approximately
16.1 million units in Europe. Based on expected average dollar content per vehicle in North America and Europe, current exchange rates, the above volume assumptions and anticipated complete vehicle assembly, tooling and other automotive sales, we expect our sales for 2005 to be between $21.6 billion and $22.6 billion, compared to 2004 sales of $20.7 billion. In addition, we expect that 2005 spending for fixed assets will be between $850 million and $900 million.

    In 2005, excluding the impact of the unusual items noted above, we anticipate lower diluted earnings per share than 2004.

COMMITMENTS AND CONTINGENCIES

    From time to time, we may be contingently liable for litigation and other claims. Refer to note 28 of our 2004 audited consolidated financial statements, which describe these claims.

FORWARD LOOKING STATEMENTS

    The previous discussion contains statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, but are not limited to: changes in consumer demand due to global economic and political conditions (including acts of terrorism); decreases in automotive production volumes; shifts in market share away from vehicles or vehicle platforms on which we have high content and margins; our reliance on a small number of automobile manufacturers, some of which have been experiencing declining overall production volumes; our success in diversifying our customer base; the impact of the declining competitiveness and deteriorating financial condition of some of our customers and suppliers; a decline in outsourcing by automobile manufacturers; pressure from our customers to reduce our prices and absorb certain fixed costs; the competitiveness of the automotive supply industry; our ability to reduce our exposure to, or recover, increases in prices for commodities such as steel and resins; increased crude oil and energy prices; product warranty and recall costs, as well as product liability risks; fluctuations in relative currency values; risks associated with doing business in foreign countries; the success of our proposed rationalization of production and/or the streamlining of administrative functions due to the privatization of our former publicly traded subsidiaries; rapid technological and regulatory changes; the threat of labour disruptions affecting us, our customers or our suppliers; program cancellations and delays in launching new programs; delays in constructing new facilities; changes in governmental regulations; the impact of environmental law and regulations; the impact of legal proceedings to which we are or may become a party; our relationship with our controlling shareholder; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

                            MAGNA INTERNATIONAL INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                  (Unaudited)
         (United States dollars in millions, except per share figures)

                                                               THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                    JUNE 30,                       JUNE 30,
                                                           ---------------------------   ----------------------------
                                                  NOTE      2005           2004           2005            2004
                                                --------   ------   ------------------   -------   ------------------
                                                                    (restated note 2)              (restated note 2)
Sales.........................................             $5,858         $5,113         $11,576        $10,216
                                                           ------         ------         -------        -------
Cost of goods sold............................              5,065          4,337          10,058          8,690
Depreciation and amortization.................                173            140             341            275
Selling, general and administrative...........     7          292            298             597            591
Interest expense, net.........................                  2             10               3             17
Equity income.................................                 (2)            (3)             (5)            (9)
Impairment charges............................                  5             --               5             --
                                                           ------         ------         -------        -------
Income from operations before income taxes and
  minority interest...........................                323            331             577            652
Income taxes..................................                 98            116             169            235
Minority interest.............................     3           --             27              11             50
                                                           ------         ------         -------        -------
Net income....................................             $  225         $  188         $   397        $   367
                                                           ======         ======         =======        =======

Earnings per Class A Subordinate Voting or
  Class B Share:
  Basic.......................................             $ 2.10         $ 1.94         $  3.78        $  3.79
  Diluted.....................................             $ 2.06         $ 1.93         $  3.73        $  3.77
                                                           ======         ======         =======        =======

Cash dividends paid per Class A Subordinate
  Voting or Class B Share.....................             $ 0.38         $ 0.38         $  0.76        $  0.72
                                                           ======         ======         =======        =======
Average number of Class A Subordinate Voting
  and Class B Shares outstanding during the
  period [in millions]:
    Basic.....................................              107.2           96.8           105.0           96.6
    Diluted...................................              109.9           97.4           106.9           97.3
                                                           ======         ======         =======        =======

                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

                                  (Unaudited)
                      (United States dollars in millions)

                                                                THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                     JUNE 30,                       JUNE 30,
                                                           ----------------------------   ----------------------------
                                                  NOTE       2005           2004            2005           2004
                                                --------   --------   -----------------   --------   -----------------
Retained earnings, beginning of period........              $3,068         $2,550         $ 2,935         $ 2,384
Net income....................................                 225            188             397             367
Dividends on Class A Subordinate Voting and
  Class B Shares..............................                 (42)           (37)            (83)            (70)
  Adjustment for change in accounting policy
    related to financial instruments..........     2            --             --               2              20
                                                            ------         ------         -------         -------
Retained earnings, end of period..............              $3,251         $2,701         $ 3,251         $ 2,701
                                                            ======         ======         =======         =======

                             See accompanying notes

                            MAGNA INTERNATIONAL INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (Unaudited)
                      (United States dollars in millions)

                                                                THREE MONTHS ENDED             SIX MONTHS ENDED
                                                                     JUNE 30,                      JUNE 30,
                                                            ---------------------------   ---------------------------
                                                   NOTE      2005           2004           2005           2004
                                                 --------   ------   ------------------   ------   ------------------
                                                                     (restated note 2)             (restated note 2)
CASH PROVIDED FROM (used for):

OPERATING ACTIVITIES
Net income.....................................             $  225         $  188         $  397         $  367
Items not involving current cash flows.........                176            214            366            428
                                                            ------         ------         ------         ------
                                                               401            402            763            795
Changes in non-cash operating assets and
  liabilities..................................               (272)           (48)          (110)           152
                                                            ------         ------         ------         ------
                                                               129            354            653            947
                                                            ------         ------         ------         ------

INVESTMENT ACTIVITIES
Fixed asset additions..........................               (205)          (172)          (329)          (320)
Purchase of subsidiaries.......................     3          (33)           (53)          (169)           (64)
Increase in other assets.......................                (22)           (10)           (69)           (33)
Proceeds from disposition......................                 43              4             58             22
                                                            ------         ------         ------         ------
                                                              (217)          (231)          (509)          (395)
                                                            ------         ------         ------         ------

FINANCING ACTIVITIES
Issues of debt.................................                 23             35             62             29
Repayments of debt.............................     4          (18)           (62)          (278)           (81)
Issues of Class A Subordinate Voting Shares....                  3             20             13             26
Issues of shares by subsidiaries...............                 --              4              1             10
Dividends paid to minority interests...........                 --             (5)            (1)            (9)
Dividends......................................                (42)           (37)           (83)           (70)
                                                            ------         ------         ------         ------
                                                               (34)           (45)          (286)           (95)
                                                            ------         ------         ------         ------
Effect of exchange rate changes on cash and
  cash equivalents.............................                (46)             5            (83)           (27)
                                                            ------         ------         ------         ------
Net increase (decrease) in cash and cash
  equivalents during the period................               (168)            83           (225)           430
Cash and cash equivalents, beginning of
  period.......................................              1,462          1,875          1,519          1,528
                                                            ------         ------         ------         ------
Cash and cash equivalents, end of period.......             $1,294         $1,958         $1,294         $1,958
                                                            ======         ======         ======         ======

                             See accompanying notes

                            MAGNA INTERNATIONAL INC.

                          CONSOLIDATED BALANCE SHEETS

                                  (Unaudited)
                      (United States dollars in millions)

                                                                         JUNE 30,       DECEMBER 31,
                                                                NOTE       2005             2004
                                                              --------   ---------   ------------------
                                                                                     (restated note 2)
ASSETS
CURRENT ASSETS
Cash and cash equivalents...................................              $ 1,294         $ 1,519
Accounts receivable.........................................                3,583           3,276
Inventories.................................................                1,290           1,376
Prepaid expenses and other..................................                  112             110
                                                                          -------         -------
                                                                            6,279           6,281
                                                                          -------         -------
Investments.................................................                  136             139
Fixed assets, net...........................................                4,049           3,967
Goodwill....................................................     3            913             747
Future tax assets...........................................                  195             195
Other assets................................................                  310             282
                                                                          -------         -------
                                                                          $11,882         $11,611
                                                                          =======         =======

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Bank indebtedness...........................................              $   151         $   136
Accounts payable............................................                3,070           3,006
Accrued salaries and wages..................................                  436             449
Other accrued liabilities...................................                  417             350
Income taxes payable........................................                    6              35
Long-term debt due within one year..........................                  123              84
                                                                          -------         -------
                                                                            4,203           4,060
                                                                          -------         -------
Deferred revenue............................................                   65              70
Long-term debt..............................................     4            669             984
Other long-term liabilities.................................                  234             240
Future tax liabilities......................................                  367             288
Minority interest...........................................     3             --             634
                                                                          -------         -------
                                                                            5,538           6,276
                                                                          -------         -------

SHAREHOLDERS' EQUITY
Capital stock...............................................     6
  Class A Subordinate Voting Shares (issued: 107,981,310;
    December 31, 2004 -- 95,850,377)........................                2,472           1,610
  Class B Shares (convertible into Class A Subordinate
    Voting Shares) (issued: 1,093,983)......................                   --              --
Other paid-in capital.......................................                    3              --
Contributed surplus.........................................     7             61              16
Retained earnings...........................................                3,251           2,937
Currency translation adjustment.............................                  557             772
                                                                          -------         -------
                                                                            6,344           5,335
                                                                          -------         -------
                                                                          $11,882         $11,611
                                                                          =======         =======

                             SEE ACCOMPANYING NOTES

                            MAGNA INTERNATIONAL INC.

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                  (Unaudited)
    (All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted)

1.  BASIS OF PRESENTATION

    The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries (collectively "Magna" or the "Company") have been prepared in U.S. dollars following Canadian generally accepted accounting principles, as well as following the accounting policies as set out in the 2004 annual consolidated financial statements, except for the accounting change set out in note 2.

    The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2004 annual consolidated financial statements.

    In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at June 30, 2005 and the results of operations and cash flows for the three-month and six-month periods ended June 30, 2005 and 2004.

2.  ACCOUNTING CHANGE

    FINANCIAL INSTRUMENTS -- DISCLOSURE AND PRESENTATION

    In 2003, the Canadian Institute of Chartered Accountants ["CICA") amended Handbook Section 3860 "Financial Instruments -- Disclosure and Presentation" ("CICA 3860") to require certain obligations that may be settled with an entity's own equity instruments to be reflected as a liability. The amendments require the Company to present Preferred Securities and Subordinated Debentures as liabilities, with the exception of the equity value ascribed to the holders' option to convert the 6.5% Convertible Subordinated Debentures into Class A Subordinate Voting Shares, and to present the related liability carrying costs as a charge to net income. The Company adopted these new recommendations effective January 1, 2005 on a retroactive basis.

    The impact of this accounting policy change on the consolidated balance sheet as at December 31, 2004 was as follows:

    Increase in other assets....................................    $  2

    Decrease in income taxes payable............................    $  1
    Increase in long-term debt..................................     216
    Decrease in debentures' interest obligation.................      38
    Decrease in minority interest...............................      68

    Decrease in other paid-in-capital...........................    $ 75
    Increase in retained earnings...............................       2
    Decrease in currency translation adjustment.................      34

    The impact of this accounting policy change on the consolidated statements of income and retained earnings was as follows:

                                                                   THREE MONTHS      SIX MONTHS
                                                                      ENDED            ENDED
                                                                  JUNE 30, 2004    JUNE 30, 2004
                                                                  --------------   --------------
    Increase in interest expense................................       $ 11            $  19
    Decrease in income taxes....................................         (5)              (7)
    Decrease in minority interest...............................         (1)              (2)
                                                                       ----            -----
    Decrease in net income......................................         (5)             (10)
    Decrease in financing charges on Preferred Securities and
      other paid-in-capital.....................................          5               10
                                                                       ----            -----
    Change in net income available to Class A Subordinate Voting
      and Class B shareholders..................................     --$              -$-
                                                                       ====            =====

    There was no impact of this accounting policy change on reported basic and diluted earnings per Class A Subordinate Voting or Class B Share for the three or six month periods ended June 30, 2004 and 2005.

                            MAGNA INTERNATIONAL INC.

                                  (Unaudited)
    (All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted)

3.  ACQUISITIONS

    (A) TESMA

       On February 1, 2005, the shareholders of Tesma International Inc. ("Tesma") approved a plan of arrangement that became effective on February 6, 2005 under which Magna acquired the outstanding 56% equity interest in Tesma that it did not previously own. Total consideration for the outstanding Class A Subordinate Voting Shares of Tesma not owned by the Company was approximately $613 million, which was satisfied by issuing 6.7 million Magna Class A Subordinate Voting Shares (note 6) and cash of approximately $103 million. In addition, Magna assumed responsibility for the existing stock options of Tesma, resulting in an increase in the purchase price of approximately $17 million, representing the approximate fair value of the stock options assumed. This fair value has been credited to contributed surplus (note 7). The excess of the purchase price over the Company's incremental interest in the book value of the assets acquired and liabilities assumed was $270 million.

    (B) DECOMA

       On February 28, 2005, the shareholders of Decoma International Inc. ("Decoma") approved a plan of arrangement that became effective on March 6, 2005 under which Magna acquired the outstanding 27% equity interest in Decoma that it did not previously own. Total consideration for the outstanding Class A Subordinate Voting Shares of Decoma not owned by the Company was approximately $239 million, which was satisfied by issuing 2.9 million Magna Class A Subordinate Voting Shares (note 6) and cash of approximately $31 million. In addition, Magna assumed responsibility for the existing stock options of Decoma, resulting in an increase in the purchase price of approximately $2 million, representing the approximate fair value of the stock options assumed. This fair value has been credited to contributed surplus (note 7). The excess of the purchase price over the Company's incremental interest in the book value of the assets acquired and liabilities assumed was $78 million.

       The Decoma plan of arrangement resulted in the amalgamation of Magna and Decoma. As a result of this amalgamation, Decoma's three-year term credit facility maturing September 30, 2007 and Decoma's 6.5% Convertible Subordinated Debentures maturing March 31, 2010 became direct obligations of the Company. In March 2005, the Company repaid outstanding borrowings of Cdn $197 million under the former Decoma term credit facility and the facility was cancelled (note 4).

    (C) INTIER

       On March 30, 2005 the shareholders of Intier Automotive Inc. ("Intier") approved a plan of arrangement that became effective on April 3, 2005 under which Magna acquired the outstanding 15% equity interest in Intier that it did not previously own. Total consideration for the outstanding Class A Subordinate Voting Shares of Intier not owned by the Company was approximately $202 million, which was satisfied by issuing 2.3 million Magna Class A Subordinate Voting Shares (note 6) and cash of approximately $50 million. In addition, Magna assumed responsibility for the existing stock options of Intier, resulting in an increase in the purchase price of approximately $23 million, representing the approximate fair value of the stock options assumed. This fair value has been credited to contributed surplus (note 7). The excess of the purchase price over the Company's incremental interest in the book value of the assets acquired and liabilities assumed was $87 million.

    The purchase price allocations for these acquisitions and certain 2004 acquisitions are preliminary and adjustments to the purchase price and related preliminary allocations may occur as a result of obtaining more information regarding asset valuations, liabilities assumed, purchase price adjustments pursuant to the purchase agreements, and revisions of preliminary estimates of fair value made at the date of purchase. On a preliminary basis, an allocation of the excess purchase price over the Company's incremental interest in the book value of the assets acquired and liabilities assumed has been made to fixed assets for each of the Tesma, Decoma and Intier acquisitions.

4.  LONG-TERM DEBT

    During the three months ended March 31, 2005, the Company repaid the outstanding borrowings of Cdn $197 million under the former Decoma term credit facility and the facility was cancelled. On March 31, 2005, Magna amended and extended its existing Cdn $500 million 364-day revolving credit facility to increase the permitted borrowing under the facility to $745 million.

                            MAGNA INTERNATIONAL INC.

                                  (Unaudited)
    (All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted)

5.  EMPLOYEE FUTURE BENEFIT PLANS

    The Company recorded employee future benefit expenses as follows:

                                                                     THREE MONTHS           SIX MONTHS
                                                                         ENDED                 ENDED
                                                                       JUNE 30,              JUNE 30,
                                                                  -------------------   -------------------
                                                                    2005       2004       2005       2004
                                                                  --------   --------   --------   --------
    Defined benefit pension plans and other.....................    $ 5        $ 5        $ 7        $10
    Termination and long service arrangements...................      3          4          8          7
    Retirement medical benefits plan............................      3          2          5          4
                                                                    ---        ---        ---        ---
                                                                    $11        $11        $20        $21
                                                                    ===        ===        ===        ===

6.  CAPITAL STOCK

    (A) Changes in the Class A Subordinate Voting Shares for the three and six months ended June 30, 2005 are shown in the following table (numbers of shares in the following table are expressed in whole numbers):

                                                                       Subordinate Voting
                                                                      --------------------
                                                                        Number      Stated
                                                                       of shares    value
                                                                      -----------   ------
        Issued and outstanding at December 31, 2004.................   95,850,377   $1,610
        Issued on privatization of Tesma(i).........................    6,687,709      510
        Issued on privatization of Decoma(i)........................    2,854,400      208
        Issued for cash under the Incentive Stock Option Plan.......      170,106       13
        Issued under the Dividend Reinvestment Plan.................        2,438       --
        Exchange of subsidiary restricted stock or Magna restricted
          stock(i)..................................................           --      (19)
                                                                      -----------   ------
        Issued and outstanding at March 31, 2005....................  105,565,030    2,322
        Issued on privatization of Intier...........................    2,332,748      152
        Issued for cash under the Incentive Stock Option Plan.......       80,486        6
        Issued under the Dividend Reinvestment Plan.................        3,046       --
        Exchange of subsidiary restricted stock or Magna restricted
          stock(i)..................................................           --       (8)
                                                                      -----------   ------
        Issued and outstanding at June 30, 2005.....................  107,981,310   $2,472
                                                                      ===========   ======

       ----------------------

       (i) During 2003 and 2004, a subsidiary of the Company purchased
        275,462 Tesma Class A Subordinate Voting Shares, 1,138,941 Decoma
        Class A Subordinate Voting Shares and 525,665 Intier Class A subordinate Voting Shares for cash consideration of $6 million, $9 million and $8 million, respectively, which were then awarded on a restricted basis to certain executives. Also during 2004, Decoma purchased
        451,685 Decoma Class A Subordinate Voting Shares for cash consideration of $4 million, which were then awarded on a restricted basis to an executive of Decoma.

           The shares issued on privatization of Tesma, Decoma and Intier include the shares issued by Magna in exchange for these shares, and since this stock has not been released to the executives, it has been reflected as a reduction in the stated value of Magna's Class A Subordinate Voting Shares. Previously, these amounts had been reflected in minority interest (note 7).

                            MAGNA INTERNATIONAL INC.

                                  (Unaudited)
    (All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted)

6.  CAPITAL STOCK (CONTINUED)
    (B) The following table presents the maximum number of shares that would be outstanding if all dilutive instruments outstanding at August 5, 2005 were exercised:

        Class A Subordinate Voting and Class B Shares outstanding at
          August 5, 2005............................................  109,129,049
        Subordinated Debentures(i)..................................    1,096,582
        Stock options(ii)...........................................    4,758,415
                                                                      -----------
                                                                      114,984,046
                                                                      ===========

       ----------------------

       (i) The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures. The number of Class A Subordinate Voting Shares issuable at the Company's option is dependent on the trading price of the Class A Subordinate Voting Shares at the time the Company elects to settle the 6.5% Convertible Subordinated Debenture interest and principal with shares.

        The above amounts also exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

       (ii) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time and pursuant to our 1987 Incentive Stock Option Plan, as amended, Tesma's amended and restated Stock Option Plan, Decoma's Option Plan and Intier's 2001 Incentive Stock Option Plan.

7.  STOCK-BASED COMPENSATION

    (A) The following is a continuity schedule of options outstanding (number of options in the table below are expressed in whole numbers):

                                                                      2005                                 2004
                                                       ----------------------------------   ----------------------------------
                                                       OPTIONS OUTSTANDING                  OPTIONS OUTSTANDING
                                                       --------------------                 --------------------
                                                                   EXERCISE     OPTIONS                 EXERCISE     OPTIONS
                                                        OPTIONS    PRICE(i)   EXERCISABLE    OPTIONS    PRICE(i)   EXERCISABLE
                                                       ---------   --------   -----------   ---------   --------   -----------
                                                           #         Cdn$          #            #         Cdn$          #
        Beginning of year............................  2,614,376    85.74      2,042,876    3,046,450     82.31     1,991,950
        Assumed on privatization.....................  1,053,353    71.31        864,688           --        --            --
        Granted......................................     35,000    85.75             --       15,000    105.19            --
        Exercised....................................   (170,106)   61.09       (170,106)    (117,600)    62.63      (117,600)
        Vested.......................................         --       --          9,291           --        --        43,625
        Cancelled....................................         --       --             --       (3,000)    97.47            --
                                                       ---------    -----      ---------    ---------    ------     ---------
        March 31.....................................  3,532,623    82.62      2,746,749    2,940,850     83.20     1,917,975
        Assumed on privatization.....................  1,377,067    54.11        973,668
        Exercised....................................    (80,486)   53.67        (80,486)    (414,474)    71.43      (414,474)
        Vested.......................................         --       --         11,775           --        --            --
        Cancelled....................................    (17,033)   84.60             --           --        --            --
                                                       ---------    -----      ---------    ---------    ------     ---------
        June 30......................................  4,812,171    74.94      3,651,706    2,526,376     85.13     1,503,501
                                                       =========    =====      =========    =========    ======     =========

       ----------------------

       (i) The exercise price noted above, represents the weighted average exercise price in Canadian dollars.

    (B) Effective January 1, 2003, the Company adopted the fair value recognition provisions of CICA 3870 for all options granted after January 1, 2003. The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model.

                            MAGNA INTERNATIONAL INC.

                                  (Unaudited)
    (All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted)

7.  STOCK-BASED COMPENSATION (CONTINUED)
       The weighted average assumptions used in measuring the fair value of stock options, the weighted average fair value of options granted, modified or assumed on privatization and the compensation expense recorded in selling, general and administrative expenses are as follows:

                                                                         THREE MONTHS           SIX MONTHS
                                                                        ENDED JUNE 30,        ENDED JUNE 30,
                                                                      -------------------   -------------------
                                                                        2005       2004       2005       2004
                                                                      --------   --------   --------   --------
        Risk free interest rate.....................................     3.32%     --          3.24%      3.29%
        Expected dividend yield.....................................     2.40%     --          2.18%      1.63%
        Expected volatility.........................................       23%     --            23%        32%
        Expected time until exercise................................  2 YEARS      --       2 YEARS    4 years

        Weighted average fair value of options granted or modified
          in period (Cdn$)..........................................  $ 19.33      $--      $ 18.48    $ 29.64

        Compensation expense recorded in selling, general and
          administrative expenses...................................  $     6      $--      $     9    $    13

       In connection with the privatization of Tesma, Decoma and Intier, the terms of outstanding Tesma, Decoma and Intier stock options were modified through either the exchange of Tesma, Decoma and Intier options for Magna replacement options or through adjustment provisions to existing options such that holders of Tesma, Decoma and Intier continuing options would be entitled to receive Magna Class A Subordinate Voting shares in lieu of Tesma, Decoma or Intier Class A Subordinate Voting Shares when exercised. Where the original options were granted prior to January 1, 2003 and were unvested at the date of privatization, the above modifications create incremental compensation expense over the remaining vesting period.

       During the three-month period ended March 31, 2004, option agreements with certain former employees of the Company were modified, which resulted in a one-time charge to compensation expense of $12 million. This charge represents the remaining measured but unrecognized compensation expense related to the options granted during 2003, and the fair value at the date of modification of all of the options that were granted prior to January 1, 2003.

       If the fair value recognition provisions would have been adopted effective January 1, 2002 for all stock options granted after January 1, 2002, the Company's pro forma net income and pro forma basic and diluted earnings per Class A Subordinate Voting or Class B Share for the three and six month periods ended June 30, 2005 and 2004 would have been as follows:

                                                                         THREE MONTHS           SIX MONTHS
                                                                             ENDED                 ENDED
                                                                           JUNE 30,              JUNE 30,
                                                                      -------------------   -------------------
                                                                        2005       2004       2005       2004
                                                                      --------   --------   --------   --------
        Pro forma net income........................................   $ 224      $ 187      $ 395      $ 369

        Pro forma earnings per Class A Subordinate Voting or
          Class B Share
            Basic...................................................   $2.09      $1.93      $3.77      $3.82
            Diluted.................................................   $2.05      $1.92      $3.72      $3.79

    (C) At June 30, 2005, unamortized compensation expense related to the restricted stock arrangements was $30 million, and has been presented as a reduction of shareholders' equity.

    (D) Contributed surplus consists of accumulated stock option compensation expense less the fair value of options at the grant date that have been exercised and reclassified to share capital, the fair value of options assumed through the privatization of Tesma, Decoma

                            MAGNA INTERNATIONAL INC.

                                  (Unaudited)
    (All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted)

7.  STOCK-BASED COMPENSATION (CONTINUED)
       and Intier, and the accumulated restricted stock compensation expense less the portion of restricted stock that has been released to the executives and reclassified to share capital. The following is a continuity schedule of contributed surplus:

                                                                        2005       2004
                                                                      --------   --------
        Balance, beginning of year..................................    $16        $ 3
        Impact of privatization transactions (note 6)...............     20       --
        Stock-based compensation expense............................      2         12
        Exercise of options.........................................     (5)        (1)
                                                                        ---        ---
        Balance, March 31,..........................................     33         14
        Impact of privatization transaction (note 6)................     25       --
        Stock-based compensation expense............................      5       --
        Exercise of options.........................................     (2)      --
                                                                        ---        ---
        Balance, June 30,...........................................    $61        $14
                                                                        ===        ===

8.  SEGMENTED INFORMATION

                                                          THREE MONTHS ENDED                      THREE MONTHS ENDED
                                                             JUNE 30, 2005                           JUNE 30, 2004
                                                 -------------------------------------   -------------------------------------
                                                                         FIXED ASSETS,                           FIXED ASSETS,
                                                 TOTAL SALES   EBIT(i)        NET        TOTAL SALES   EBIT(i)        NET
                                                 -----------   -------   -------------   -----------   -------   -------------
    Decoma.....................................    $  799       $ 19        $   661        $  689       $ 44        $   689
    Intier.....................................     1,518         86            533         1,410         67            543
    Tesma......................................       369         22            407           341         35            347
    Magna Steyr................................     1,771         79            725         1,471         63            524
    Other Automotive Operations................     1,458        101          1,380         1,247        125          1,188
    Corporate and other........................       (57)        18            343           (45)         7             75
                                                   ------       ----        -------        ------       ----        -------
    Total reportable segments..................    $5,858       $325          4,049        $5,113       $341          3,366
    Current assets.............................                               6,279                                   6,077
    Investments, goodwill and other assets.....                               1,554                                   1,147
                                                                            -------                                 -------
    CONSOLIDATED TOTAL ASSETS..................                             $11,882                                 $10,590
                                                                            =======                                 =======

                            MAGNA INTERNATIONAL INC.

                                  (Unaudited)
    (All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted)

8.  SEGMENTED INFORMATION (CONTINUED)

                                                           SIX MONTHS ENDED                        SIX MONTHS ENDED
                                                             JUNE 30, 2005                           JUNE 30, 2004
                                                 -------------------------------------   -------------------------------------
                                                                         FIXED ASSETS,                           FIXED ASSETS,
                                                 TOTAL SALES   EBIT(i)        NET        TOTAL SALES   EBIT(i)        NET
                                                 -----------   -------   -------------   -----------   -------   -------------
    Decoma.....................................    $ 1,568      $ 29        $   661        $ 1,409      $ 93        $   689
    Intier.....................................      2,986       133            533          2,803       119            543
    Tesma......................................        746        46            407            703        74            347
    Magna Steyr................................      3,636       141            725          2,846       100            524
    Other Automotive Operations................      2,748       178          1,380          2,536       250          1,188
    Corporate and other........................       (108)       53            343            (81)       33             75
                                                   -------      ----        -------        -------      ----        -------
    Total reportable segments..................    $11,576      $580          4,049        $10,216      $669          3,366
    Current assets.............................                               6,279                                   6,077
    Investments, goodwill and other assets.....                               1,554                                   1,147
                                                                            -------                                 -------
    CONSOLIDATED TOTAL ASSETS..................                             $11,882                                 $10,590
                                                                            =======                                 =======

    -------------------

    (i) EBIT represents operating income before interest income or expense.

9.  COMPARATIVE FIGURES

    Certain of the comparative figures have been reclassified to conform to the current period's method of presentation.

CORPORATE OFFICES

MAGNA INTERNATIONAL INC.                  MAGNA INTERNATIONAL EUROPE                MAGNA INTERNATIONAL CHINA
337 Magna Drive                           Magna-Strasse 1                           Office 507, Building #5
Aurora, Ontario                           A-2522 Oberwaltersdorf                    River Harbor Business Complex
Canada L4G 7K1                            Austria                                   3000 Longdong Avenue
Telephone: (905) 726-2462                 Telephone: 011-43-2253-600-0              Pudong, Shanghai PRC 201203
www.magna.com                             AND                                       Telephone: 011-86-21-6879-6246
MAGNA INTERNATIONAL OF                    Baarerstrasse 16                          MAGNA INTERNATIONAL SOUTH KOREA
AMERICA, INC.                             6304 Zug                                  Trust Tower 20th Floor
600 Wilshire Drive                        Switzerland                               275-7 Yangjae-Dong
Troy, Michigan, USA 48084                 Telephone: +41-(0)41-725-27-27            Seocho-Gu, Seoul 137-132 South
Telephone: (248) 729-2400                 MAGNA INTERNATIONAL JAPAN                 Korea
                                          JPR Crest Takebashi Bldg. 3F              Telephone: + 82-2-589-5620
                                          3-21 Kanda Nishikicho, Chiyoda-Ku,
                                          Tokyo, Japan 101-0054
                                          Telephone: 81-(0)3-3518-8001
                                          AND
                                          1-16-6 Sakae
                                          Naka-Ku, Nagoya
                                          Alchi 460-008 Japan
                                          Telephone: 81-58-221-7611

GROUP OFFICES

COSMA INTERNATIONAL             INTIER AUTOMOTIVE               MAGNA POWERTRAIN                MAGNA STEYR
2550 Steeles Avenue East        521 Newpark Boulevard           1000 Tesma Way                  Liebenauer Hauptstrasse 317
Brampton, Ontario               Newmarket, Ontario              Concord, Ontario                A-8041 Graz, Austria
Canada L6T 5R3                  Canada L3Y 4X7                  Canada L4K 5R8                  Telephone: 011-43-316-404-0
Telephone: (905) 799-7600       Telephone: (905) 898-5200       Telephone: (905) 417-2100       www.magnasteyr.com
www.cosma.com                   www.intier.com                  www.magnapowertrain.com         NORTH AMERICA
EUROPE                          EUROPE                          UNITED STATES                   2960 Bond Street
Kurfurst-Eppstein-Ring 11       Kurfurst-Eppstein-Ring 11       1775 Research Drive             Rochester Hills, Michigan
D-63877 Sailauf, Germany        D-63877 Sailauf, Germany        Troy, Michigan, USA 48083       USA 48309
Telephone: 011-49-6093-9937-0   Telephone: 011-49-6093-9937-0   Telephone: (248) 680-4900       Telephone: (248) 293-0200
UNITED STATES                   UNITED STATES                   EUROPE
1807 East Maple Road            39600 Lewis Drive               Industriestrasse 35
Troy, Michigan, USA 48083       Novi, Michigan, USA 48377       A-8502 Lannach, Austria
Telephone: (248) 524-5300       Telephone: (248) 567-4000       Telephone: 011-43-(0)50-444-6500
DECOMA INTERNATIONAL            MAGNA DONNELLY
50 Casmir Court                 600 Wilshire Drive
Concord, Ontario                Troy, Michigan, USA 48084
Canada L4K 4J5                  Telephone: (248) 729-2700
Telephone: (905) 669-2888       www.magnadon.com
www.decoma.com                  EUROPE
EUROPE                          Industriestrasse 3
Im Ghai 36                      D-97959 Assamstadt, Germany
D-73776 Altbach, Germany        Telephone: 011-49-6294-909-0
Telephone: 011-49-7153-65-0
UNITED STATES
600 Wilshire Drive
Troy, Michigan
USA 48084-1625
Telephone: (248) 729-2500

TRANSFER AGENTS AND REGISTRARS

CANADA -- CLASS A SUBORDINATE                                UNITED STATES -- CLASS A SUBORDINATE
VOTING AND CLASS B SHARES                                    VOTING SHARES
Computershare Trust Company of Canada                        Computershare Trust Company, Inc.
100 University Avenue                                        350 Indiana Street
Toronto, Ontario M5J 2Y1, Canada                             Golden, Colorado, 80401, U.S.A.
Telephone: 1-800-564-6253                                    Telephone: (303) 262-0600
                                                             www.computershare.com

EXCHANGE LISTINGS

    As part of the Toronto Stock Exchange's symbol change initiative, effective November 15, 2004, new trading symbol extensions were added to our ticker symbols.

CLASS A SUBORDINATE VOTING SHARES
Toronto Stock Exchange       (MG.SV.A)
The New York Stock Exchange  (MGA)

CLASS B SHARES
Toronto Stock Exchange       (MG.MV.B)

6.5% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES DUE MARCH 31, 2010
Toronto Stock Exchange       (MG.DB)

Shareholders wishing to communicate with the non-management members of the Magna Board of Directors may do so by contacting the Lead Director through the office of Magna's Corporate Secretary at 337 Magna Drive, Aurora, Ontario, Canada
                            L4G 7K1, (905) 726-7022.

                               2004 ANNUAL REPORT

  Copies of the 2004 Annual Report may be obtained from: The Secretary, Magna
    International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at
  www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis, and Retrieval System (EDGAR) which can be accessed at www.sec.gov